UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2019
ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Maxar Technologies Inc.
File No. 001-38228 - CF#37287

_____

Maxar Technologies Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2019.

Based on representations by Maxar Technologies Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1.54	through September 1, 2020
Exhibit 10.1.55	through September 1, 2020
Exhibit 10.1.56	through September 1, 2020
Exhibit 10.1.57	through September 1, 2020
Exhibit 10.1.58	through September 1, 2020
Exhibit 10.1.59	through September 1, 2020
Exhibit 10.1.60	through September 1, 2020
Exhibit 10.1.61	through September 1, 2020
Exhibit 10.1.62	through September 1, 2020
Exhibit 10.1.63	through September 1, 2020
Exhibit 10.1.64	through September 1, 2020
Exhibit 10.1.65	through September 1, 2020
Exhibit 10.1.66	through September 1, 2020
Exhibit 10.1.67	through September 1, 2020
Exhibit 10.1.68	through September 1, 2020
Exhibit 10.1.69	through September 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary